Exhibit 99.1

Silence Therapeutics Achieves $2 Million Research Milestone Payment from Hansoh Pharma Collaboration

24 June 2024

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), an experienced and innovative biotechnology company committed to transforming peoples’ lives by silencing diseases through precision engineered medicines, today announced that it will receive a $2.0 million cash payment from Hansoh Pharmaceutical Group Company Limited (“Hansoh”) following the achievement of a second undisclosed milestone related to the first target under the collaboration.

“This represents an important milestone in our efforts to advance this program into the clinic with Hansoh,” said Craig Tooman, President and CEO of Silence. “This is an exciting time for Silence and our mRNAi GOLD™ platform as we continue to advance and expand our pipeline targeting a wide range of genetic diseases.”

Silence and Hansoh entered a collaboration in October 2021 to develop siRNAs (“short interfering RNAs”) leveraging Silence’s proprietary mRNAi GOLD™ platform for three undisclosed targets. Under the terms of the agreement, Silence has exclusive rights to the first two targets in all territories except the China region. Hansoh has the exclusive option to license rights to those two targets in the Greater China, Hong Kong, Macau and Taiwan, and global rights to the third target.

Hansoh made a $16 million upfront payment to Silence and the Company is eligible to receive up to $1.3 billion in development, regulatory and commercial milestones. Silence is also eligible to receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales. Today’s announcement represents the fourth research milestone payment achieved under the collaboration.

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include zerlasiran designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with elevated levels of lipoprotein(a) and divesiran designed to address rare hematological diseases, including polycythemia vera. Silence also maintains ongoing research and development collaborations with AstraZeneca and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include, but are not limited to, statements regarding: the expected benefits from the Company’s collaboration with Hansoh and the receipt of any milestone payments; the Company’s ability to achieve any future milestones under the collaboration; and the timing of and expectation of the Company’s ability to receive royalties. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause the Company’s clinical development programs, future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the potential that success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate; the impacts of macroeconomic conditions, including the conflict in Ukraine and the conflict between Israel and Hamas, heightened inflation and uncertain credit and financial markets, on the Company’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; the Company’s ability to realize the benefits of its collaborations and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; and unexpected litigation or other disputes. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2024 as well as its other documents subsequently filed with or furnished to the SEC. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Inquiries:

Silence Therapeutics plc Gem Hopkins, VP, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208